Contact

www.linkedin.com/in/toriimmel
(LinkedIn)

Top Skills

Strategic Partnerships
Strategy
Business Development

Tori Immel

Weaving in service of people and place.
Occidental, California, United States

Experience

ReVillage

Co-Founder
February 2025 - Present (1 year 4 months)
Graton, California, United States

Modern Family Institute

Development + Events
April 2024 - January 2025 (10 months)

Farmer's Footprint

3 years 2 months

Director Of Partnerships
May 2022 - September 2023 (1 year 5 months)

Director of Community
August 2020 - May 2022 (1 year 10 months)

We are a coalition of farmers, educators, doctors, scientists, and business leaders cultivating social, economic, and educational incentives to lead a mass exodus from conventional chemical agriculture toward regenerative land management practices.

Watch the award winning short film "Farmers Footprint" about how a four generation farm in Minnesota transitioned away from chemical agriculture practices to regenerative agriculture.

Conservation Lands Foundation

Leadership Circle
September 2019 - September 2022 (3 years 1 month)
Durango, Colorado, United States

CLF leads the only national movement of grassroots advocates to protect, restore and expand National Conservation Lands. Via their grassroots friends networks, community-based advocates protect, restore and expand places under the National Conservation Lands designation.

In doing so, they elevate indigenous voices and shift the paradigm of the way we think about, interact with and protect these sacred lands in the US. As Leadership Circle members, we are helping to create an echo chamber for their mission and leverage our collective communities so they can continue to expand their impact.

Summit
Community Manager
December 2018 - April 2020 (1 year 5 months)
Greater Los Angeles Area

Founded in 2008, Forbes called Summit "The Davos of Generation Y" & Wired described Summit as "TED meets Burning Man."

Great communities are founded on the principle that in working together, individuals can create a whole far greater than the sum of its part.

Deloitte
1 year 5 months

Senior Audit Associate
August 2018 - December 2018 (5 months)
Costa Mesa, CA

Audit Assistant
August 2017 - August 2018 (1 year 1 month)
Costa Mesa, California

Deloitte
Audit Intern
June 2016 - August 2016 (3 months)

Global Advisory Intern at Deloitte Brazil

Education

Chapman University, The George L. Argyros School of Business and Economics
BS Business Administration, BS Accounting, Psychology Minor